Contact

www.linkedin.com/in/leonardo-sessa-22718484 (LinkedIn)

Top Skills

Lean Startup

Early-stage Startups

Business Development

Leonardo Sessa

Founder & President at HappyNest

New York, New York, United States

Summary

I'm a serial entrepreneur who has learned to dive into the uncomfortable and build solutions to seemingly impossible problems. I pride myself in being able to identify opportunities within people and companies that can change the world.

My investment philosophy, invest in great people with great visions, has allowed me to grow several businesses in multiple industries. I have a knack for negotiations, love the mountains, and will go to the ends of the earth to help those in need.

Experience

HappyNest

Co-Founder & President

February 2017 - Present (7 years 1 month)

HappyNest is a new-to-market commercial real estate (CRE) investment app available on Apple and Android platforms. HappyNest helps smaller investors grow their nest egg on any budget by providing access to quality real estate investments in a user-friendly, fun, and interactive way. Our minimum investment of $10 and ease-of-use eliminate most barriers to entry that exist for commercial real estate investing.

I manage investor relations and oversee our back-office operations.

128 Capital Inc

Principal Owner

January 2014 - Present (10 years 2 months)

New York, New York, United States

128 Capital Inc is an investment management firm focused on early and growth-stage companies across various industries including real estate, consumer products, bar and restaurants, and movie production.

I source transactions, analyze industries, develop specific investment themes, and recruit management teams in addition to conducting due diligence, valuation, and deal structuring.

Turfsol LLC
President
April 2016 - Present (7 years 11 months)
New York

TurfSol installs, removes, and maintains synthetic turf fields throughout the tri-state area. We currently hold contracts with NYS to manage and maintain a number of their parks and school turf fields.

I oversee client accounts and run back-office operations.

Stratton Imaging
Founder
January 2001 - February 2016 (15 years 2 months)
229 West 28th Street

Stratton Imaging is a niche market operator within the photo, graphic and digital design space.

I successfully exited Stratton Imaging in 2016.

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Education

Hofstra University